TO: SECURITIES EXCHANGE COMMISSION

82-34

ASX/Media Release

RECEIVED 2006 MAY 19 A 10:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos

06013621

Media enqu
Kathryn Mit
+61 8 8218
kathryn.mit

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

18 May 2006

Progress report – Jeruk-3 appraisal well

SUPPL

The Jeruk-3 appraisal well is being drilled in the Sampang PSC, offshore Indonesia, approximately 1.8 km west of Jeruk-1 and 40 km south east of Surabaya.

Current operations include flow testing the well over the open hole interval 4939 m MD to 4978 m MD (4663 m TVDSS to 4696 m TVDSS).

After cleaning up, the well flowed oil at a choked-back rate of approximately 3,200 barrels per day with a gas to oil ratio of 230 scf/bbl through a 6.5 mm (16/64") choke. The flow rate was constrained by surface facility limitations.

Prior to testing, a nine metre core sample was retrieved from the lower section of the test interval.

The forward program is to complete the current testing operations and then drill ahead to continue the evaluation of the reservoir interval.

The participants in the Sampang PSC and the Jeruk field are:

	Sampang PSC	Jeruk
Santos (Sampang) Pty Ltd (operator)	40.5%	40.5%
Singapore Petroleum Sampang Ltd	36.0%	19.64%
Cue Sampang Pty Ltd	13.5%	7.36%
PT Petrogas Oyong Jatim*	10.0%	10.0%
Medco Strait Services Pte Ltd	0.0%	22.5%

* subject to finalisation of documentation

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

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